EXHIBIT 99.1

ING in exclusive discussions with Boursorama to offer banking solution to ING’s retail customers in France

ING in exclusive discussions with Boursorama to offer banking solution to ING’s retail customers in France

ING and Societe Generale announced that a Memorandum of Understanding was signed on 31 January between ING and Boursorama (subsidiary of Societe Generale) to offer banking solutions to ING’s retail customers in France. The intention of both parties is to reach a definitive agreement in April 2022 at the latest.

The exact scope of the definitive agreement remains to be specified and would concern daily banking (current accounts and cards), savings and investment products (assurance vie & brokerage). The ING France retail lending portfolio (mortgages and consumer loans) will not be part of the agreement. Mortgages will continue to be managed by ING. Maintaining consumer loans at ING is under consideration.

ING and Boursorama will collaborate in the coming period to offer an alternative banking solution to ING’s customers, adapted to the different products. ING’s customers will have the possibility of becoming customers of Boursorama benefiting from smooth journeys and from promotional offers according to products.

ING customers do not have to take any action at this time. They will be informed individually before any change concerning their products.

ING has been active in the French retail banking market since 2000 as an online bank. In December 2021 ING announced that it will leave the retail banking market in France in order to sharpen the focus of its business portfolio. For around 460 employees working for ING Retail France a social plan was agreed with local unions that has been approved by the French Ministry of Labour.

ING continues its Wholesale Banking activities in France, with a focus on strengthening our position and the ambition to be the go-to-bank for sustainable finance.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Christoph Linke	ING Group Investor Relations
+31 20 576 4315	Investor.Relations@ing.com
Christoph.Linke@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks.
ING's ESG rating by MSCI was upgraded to 'AA' in December 2020. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and / or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.
ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS- EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2020 ING Group consolidated annual accounts. All figures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding.
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates (2) the eﬀects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties (3) changes aﬀecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) political instability and fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group) (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions (16) ING’s ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the eﬀects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) the inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change (28) inability to attract and retain key personnel (29) future liabilities under defined benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.
This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.
Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  ING in exclusive discussions with Boursorama to offer banking solution to ING’s retail customers in France (https://ml-eu.globenewswire.com/Resource/Download/1aa97101-9d68-4164-a866-b1431ce819d1)